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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          VISIGENIC SOFTWARE, INC.
        -------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
             ---------------------------------------------------
                       (Title of Class of Securities)

                                 92829T 10 2
                  -----------------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                 13G                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jens Christensen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Denmark

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            758,110

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             758,110

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,529,720

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [_] N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      12.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2                 13G                PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Neguine Navab

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            771,610

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             771,610

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,529,720

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [_] N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      12.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 7 pages

                                                             Page 4 0f 7 Pages

Item 1(a) Name of Issuer:
---------

               Visigenic Software, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
---------

               951 Mariner's Island Blvd., Ste. 120
               San Mateo, CA  94404

Item 2(a) Name of Person Filing:
---------

               Jens Christensen and Neguine Navab

Item 2(b) Address of Principal Business Office:
---------

          Jens Christensen             Neguine Navab
          Visigenic Software, Inc.     Visigenic Software, Inc.
          951 Mariner's Isld. Blvd.    951 Mariner's Island Blvd.
          Suite 120                    Suite 120
          San Mateo, CA  94404         San Mateo, CA  94404

Item 2(c) Citizenship:
---------

          Jens Christensen:            Denmark
          Neguine Navab:               United States of America

Item 2(d) Title of Class of Securities:
---------

               Common Stock

Item 2(e) CUSIP Number:
---------

               92829T 10 2

Item 3    Type of Person:
------

               Not Applicable

Item 4    Ownership (at December 31, 1996):
------

Jens Christensen
               (a) Amount owned "beneficially" within the meaning of rule 13d-3: 1,529,720 shares; includes 758,110 shares which

                                                             Page 5 of 7 Pages


                    are owned by Jens Christensen; 704,116 shares which are owned by Neguine Navab; and 67,494 shares issuable upon execise of stock options within 60 days of December 31, 1996 held by Ms. Navab. Mr. Christensen is married to Ms. Navab and may be deemed to be a beneficial owner of the foregoing 771,610 shares. Mr. Christensen disclaims beneficial ownership of such shares.

               (b) Percent of class: 12.0%, based on 12,715,390 shares outstanding on December 31, 1996, per the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 1997.

               (c)  Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:
                           758,110 shares

                    (ii)   shared power to vote or to direct the vote: 0 shares

                    (iii) sole power to dispose or to direct the disposition of: 758,110 shares

                    (iv)   shared power to dispose or to direct disposition of:
                           0 shares

Neguine Navab

               (a) Amount owned "beneficially" within the meaning of rule 13d-3: 1,529,720 shares; includes 704,116 shares which are owned by Ms. Navab; 758,110 shares which are owned by Jens Christensen; and 67,494 shares issuable upon exercise of options within 60 days of December 31, 1996 held by Ms. Navab. Ms. Navab is married to Mr. Christensen and may be deemed to be a beneficial owner of his 758,110 shares. Ms. Navab disclaims beneficial ownership of such shares.

               (b) Percent of class: 12.0%, based on 12,715,390 shares outstanding as of December 31, 1996, per the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 1997.

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                          771,610 shares

                                                             Page 6 of 7 Pages

                    (ii)   shared power to vote or to direct the vote: 0

                    (iii) sole power to dispose or to direct the disposition of: 771,610 shares

                    (iv)   shared power to dispose or to direct disposition of:
                           0


Item 5    Ownership of Five Percent or Less of a Class:
------

               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
------

               Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired the
------    Security Being Reported on by the Parent Holding Company:

               Not Applicable

Item 8    Identification and Classification of Members of the Group:
------

               Not Applicable

Item 9    Notice of Dissolution of Group:
------

               Not Applicable

Item 10   Certification:
-------

               Not Applicable

                                                             Page 7 of 7 Pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February   12  , 1997
                ------



                                    /s/ Jens Christensen
                                    -------------------------------------
                                    Jens Christensen



                                    /s/ Neguine Navab
                                    -------------------------------------
                                    Neguine Navab

                                   Exhibit A

              Agreement between Jens Christensen and Neguine Navab

     The undersigned declare and agree as of 12 February, 1997, that the
Schedule 13G to which this Exhibit is attached is filed on behalf of each of them.



                               /s/ Jens Christensen
                               -------------------------------------
                               Jens Christensen



                               /s/ Neguine Navab
                               -------------------------------------
                               Neguine Navab